FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2005

Commission File No. 000-49751

NORSKE SKOG CANADA LIMITED

(Translation of registrant's name into English)

16TH Floor, 250 Howe Street

Vancouver

British Columbia, Canada V6C 3R8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___  Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ___  No _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ___  No _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSKE SKOG CANADA LIMITED

By:

/s/ Valerie Seager_________________________
Name:

Valerie Seager
Title:

Corporate Secretary

Date:  September 2, 2005

EXHIBIT INDEX

Exhibit

Description of Exhibit

Page

1

Notice of Meeting and Management Information circular
dated August 26, 2005                                                                 1

2

Form of Proxy                                                                                              16

3

Voting Instruction Form                                                                                17

EXHIBIT 1

NORSKE SKOG CANADA LIMITED

NOTICE OF SPECIAL MEETING

OF SHAREHOLDERS OF

NORSKE SKOG CANADA LIMITED

TO BE HELD ON OCTOBER 3, 2005

MANAGEMENT PROXY CIRCULAR

NOTICE OF SPECIAL MEETING

TO THE HOLDERS OF COMMON SHARES OF NORSKE SKOG CANADA LIMITED:

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of shareholders of Norske Skog Canada Limited (the "Corporation") will be held in the Nootka Room at the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, on Monday, October 3, 2005 at 8:00 a.m., local time, for the following purposes:

1.

To consider and if thought appropriate, to pass, with or without amendment, a special resolution in the form set out in the accompanying management information circular approving the change of name of the Corporation from Norske Skog Canada Limited to Catalyst Paper Corporation; and

2.

To transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular of the Corporation provides additional information with respect to the matters to be considered at the Meeting and forms part of this notice of Meeting.

The directors of the Corporation have fixed the close of business on August 26, 2005 as the record date for determining Shareholders who are entitled to attend and vote at the Meeting.

If you cannot attend the Meeting in person, you are encouraged to date, sign and deliver the accompanying proxy and return it in the enclosed envelope to the Corporation, c/o Proxy Department, CIBC Mellon Trust Company, P.O. Box 12005 STN BRM B, Toronto, Ontario, Canada M7Y 2K5 prior to 2:00 p.m. Vancouver time on September 30, 2005.

DATED at Vancouver, British Columbia, this 26th day of August, 2005.

By order of the Board

(signed) Valerie Seager

Corporate Secretary

MANAGEMENT PROXY CIRCULAR

August 26, 2005

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of NORSKE SKOG CANADA LIMITED (the "Corporation") for use at the special meeting of the Corporation (the "Meeting") to be held on Monday, October 3, 2005, and any adjournments thereof, at the time and place and for the purposes set forth in the accompanying Notice of Special Meeting.  The solicitation of proxies will be made primarily by mail but officers, directors or regular employees of the Corporation may also solicit proxies directly.  Employees of the Corporation will not receive any extra compensation for such activities.  The cost of solicitation of proxies contemplated hereunder will be borne by the Corporation.

VOTING BY PROXIES

The form of proxy accompanying this Management Proxy Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to the matters identified in the Notice of Special Meeting and any other matters which may properly come before the Meeting. On any ballot, the common shares (the "Common Shares") represented by the proxy will be voted or withheld from voting in accordance with the instructions of the registered holder of the Common Shares (a "Shareholder") as specified in the proxy with respect to any matter to be acted on.  If a choice is not specified, the Common Shares represented by a proxy given to management are intended to be voted in favour of the Special Resolution authorizing an amendment to the Articles of the Corporation to change the name of the Corporation from Norske Skog Canada Limited to Catalyst Paper Corporation.  A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for the Shareholder and on the Shareholder's behalf at the Meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy.  Proxies must be delivered to the Corporation at 250 Howe Street, 16th Floor, Vancouver, British Columbia, Canada V6C 3R8 or to the Corporation, c/o Proxy Department, CIBC Mellon Trust Company, P.O. Box 12005 STN BRM B, Toronto, Ontario, Canada M7Y 2K5, in either case prior to 2:00 p.m. Vancouver time on September 30, 2005.   A self-addressed envelope is enclosed.

Management of the Corporation are not aware of any amendments to the matters to be presented for action at the Meeting or of any other matters to be presented for action at the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF SHARES

The information set forth in this section is of significant importance to persons who beneficially own Common Shares, as a substantial number of such persons do not hold Common Shares in their own name.  Shareholders who hold Common Shares through intermediaries (such as banks, trust companies, securities dealers or brokers or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan) or who otherwise do not hold the Common Shares in their own name should note that only proxies deposited by persons whose names appear on the records of the Corporation may be recognized and acted upon at the Meeting.  Common Shares held through intermediaries by Shareholders who have not received the Meeting materials directly from the Corporation or CIBC Mellon Trust Company (the "Transfer

Agent") can only be voted for or against the matters to be considered at the Meeting by following instructions received from the intermediary through which those Common Shares are held.  Without specific instructions from the beneficial holder, intermediaries are required not to vote the Common Shares held by them.  The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of intermediaries are held unless the beneficial holder has consented to the disclosure of such information to the Corporation.  See "-Additional Information for Non-Registered Shareholders" below.

Applicable securities laws require intermediaries to forward meeting materials and seek voting instructions from beneficial holders of Common Shares in advance of the Meeting.  Intermediaries typically have their own mailing procedures and provide their own return instructions, which should be carefully followed by beneficial holders in order to ensure that their Common Shares are voted at the Meeting.  Typically, intermediaries will use service companies to forward the meeting materials and voting instructions to beneficial holders.  Beneficial holders who receive Meeting materials from an intermediary will generally either be provided with:

(a)

a form of proxy which has already been signed by the intermediary (typically by facsimile stamped signature), which is restricted as to the number of securities beneficially owned by the beneficial holder, but which is otherwise not completed by the intermediary.  In this case, the beneficial holder who wishes to submit a proxy in respect of beneficially owned Common Shares should properly complete the remainder of this form of proxy and follow the instructions from the intermediary as to delivery; or

(b)

more typically, a voting instruction form, which must be completed, signed and delivered by the beneficial holder (or, if applicable, such other means as set out in the form) in accordance with the directions on the voting instruction form.

The purpose of these procedures is to permit beneficial holders to direct the voting of the Common Shares they beneficially own.  If you are a beneficial holder who receives either a form of proxy or voting instructions form from an intermediary and you wish to attend and vote at the Meeting in person (or have another individual attend and vote in person on your behalf), you should strike out the names of the individuals named in the form of proxy and insert your name (or such other person's name) in the blank space provided or, in the case of a voting instruction form, contact the intermediary.  A beneficial holder should carefully follow the instructions of his or her intermediary and/or his or her intermediary's service company.

Additional Information for Non-Registered Shareholders

This management information circular and accompanying materials (the "Meeting Materials") are being sent to both registered and beneficial owners of Common Shares.  There are two kinds of beneficial holders of Common Shares - those who object to their name being made known to the Corporation (called OBOs or Objecting Beneficial Owners) and those who do not object to the Corporation knowing who they are (called NOBOs or Non-Objecting Beneficial Owners).  Beginning on September 1, 2002, provided the Corporation complied with the applicable provisions of Canadian securities legislation, the Corporation could request and obtain a list of its NOBOs from intermediaries via the Transfer Agent.  However the list of NOBOs could not be used for the distribution of proxy-related materials directly to NOBOs prior to September 1, 2004.  The Corporation has decided to take advantage of those provisions of securities legislation that permit it to directly deliver the Meeting Materials to its NOBOs.  If you are a non-registered Shareholder and the Corporation or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities legislation from the intermediary holding the Common Shares on your behalf.

By choosing to send the Meeting Materials to you directly, the Corporation has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions.  As a result, if you are a NOBO, you can expect to receive a Voting Instruction Form ("VIF") from the Transfer Agent, or one of its affiliates.  These VIFs are to be completed and returned to the Transfer Agent in the envelope provided or by facsimile.  The Transfer Agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.

Additionally, in accordance with the requirements of applicable securities laws, the Corporation has distributed copies of the Meeting Materials to the clearing agencies and intermediaries for onward distribution to OBOs.  Intermediaries are required to forward the Meeting Materials to the OBOs unless, in the case of certain proxy-related materials relating to routine business, the OBO has waived the right to receive such materials.  As the proposed change of name is not considered routine business, OBOs will receive the Meeting Materials from the intermediaries.  Should an OBO of Common Shares wish to vote at the Meeting in person, the OBO should follow the procedure in the request for voting instructions provided by or on behalf of the intermediary and request a form of legal proxy which will grant the OBO the right to attend the Meeting and vote in person.  OBOs should carefully follow the instructions of their intermediary, including those regarding when and where the completed request for voting instruction is to be delivered.

REVOCABILITY OF PROXIES

A Shareholder executing and delivering a proxy has the power to revoke it in accordance with the provisions of section 148(4) of the Canada Business Corporations Act, which provides that every proxy may be revoked by an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing and delivered either to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner provided by law.

A proxy is valid only in respect of the Meeting.

PERSONS MAKING THE SOLICITATION

This solicitation of proxies is made by management of the Corporation. The cost of the solicitation has been and will be borne by the Corporation.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Common Shares and 100,000,000 Preferred Shares, of which 214,604,120 Common Shares and no Preferred Shares are issued and outstanding.

The Common Shares are entitled to be voted at the Meeting and on a ballot each Common Share is entitled to one vote.

The record date for determination of the Shareholders entitled to attend and vote at the Meeting is August 26, 2005.

To the knowledge of the directors and senior officers of the Corporation, the only persons that beneficially own, directly or indirectly, or exercise control or direction over, more than 10 per cent of the outstanding Common Shares of the Corporation are:

(a)

Norske Skogindustrier ASA ("NSI") of Norway, which indirectly beneficially owns and exercises control and direction over 63,035,942 Common Shares, being 29.4% of the issued and outstanding Common Shares; and

(b)

Natcan Investment Management Inc. which controls 22,096,350 Common Shares, being 10.3% of the issued and outstanding Common Shares (but does not beneficially own such shares).

The directors and officers of the Corporation as a group beneficially own, directly or indirectly, or exercise control or direction over, less than one per cent of the Corporation's issued and outstanding Common Shares.

CHANGE OF CORPORATE NAME

The Corporation is seeking shareholder approval to change its name to Catalyst Paper Corporation.  This proposed change of name is thought desirable by the directors of the Corporation in order to reflect the Corporation's evolving growth and market positioning and to eliminate confusion in the marketplace about the Corporation's capital structure and independence.

The Corporation adopted the name "Norske Skog Canada Limited" in December, 2000, after Norske Skogindustrier ASA ("NSI") acquired a 50.1% interest in the Corporation.  As a result of subsequent issues of common shares, NSI's interest in the Corporation has dropped to 29.4%.  In June, 2005 the Corporation announced that the joint venture arrangement the Corporation formed with NSI in 2001 to market specialty products in North America will be dissolved, effective October 1, 2005.  From that date, the Corporation will market its specialty papers directly to North American customers.  As a result of these developments, management believes it is important to change the Corporation's name to differentiate the Corporation within the marketplace and confirm its independence as a publicly owned Canadian company.

Schedule A of this circular sets forth the text of the Special Resolution to be presented at the Meeting authorizing an amendment to the Articles of the Corporation to change the name of the Corporation to Catalyst Paper Corporation.  The Corporation's Board of Directors approved the proposed amendment to the Corporation's Articles at a meeting held on July 27, 2005 and recommends that shareholders vote in favour of the Special Resolution.

The Special Resolution requires the approval of 66 2/3% of the votes cast by holders of Common Shares at the meeting.  NSI has advised the Corporation that it intends to vote its Common Shares in favour of the Special Resolution.

In the absence of shareholder instructions, Common Shares represented by proxy will be voted in favour of the Special Resolution.

If the Special Resolution is approved, it is currently contemplated that the Articles of Amendment authorizing the name change will be filed on October 3, 2005 and the Corporation's name will become Catalyst Paper Corporation at that time.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

As at December 31, 2004 the Corporation has authorized the following securities for issuance pursuant to equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders[1]	5,951,333	$5.62	4,048,667

1Norske Skog Canada Limited 1995 Stock Option Plan.  See "Report on Executive Compensation - Long Term Incentive Plan - Stock Option Plan" on page 11 for a description of the 1995 Stock Option Plan.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table reflects compensation paid during each year, except that bonus amounts are in respect of each year.

		Annual Compensation			Long-Term Compensation
					Awards	Payouts
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation[1] ($) (e)	Securities Under Option/ SARs Granted[2] (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Pay- outs ($) (h)	All Other Compensa- tion [3,4] ($) (j)
R.J. Horner President and Chief Executive Officer	2004 2003 2002	600,000 600,000 600,000	450,000 400,000 900,000	- - -	531,250 - 500,000	- - -	- - -	209,867 223,249 103,294
J.M. Beaman Senior Vice President, Operations	2004 2003 2002	343,333 322,917 300,000	210,450 196,630 517,000	- - -	150,000 - 226,500	- - -	- - -	64,866 66,203 61,878
R. Leverton Vice President, Finance and Chief Financial Officer	2004 2003 2002	289,167 280,000 280,000	159,500 147,000 473,000	- - -	125,000 - 210,500	- - -	- - -	75,375 72,558 60,520
J.E. Armitage Senior Vice President, Sales and Marketing	2004 2003 2002	272,917 250,000 250,000	149,050 151,250 400,000	- - -	112,500 - 189,000	- - -	- - -	77,001 66,818 55,685
W.R. Buchhorn Vice President, Corporate Services	2004 2003 2002	222,917 200,000 200,000	123,750 81,750 91,000	- - -	93,750 - 52,500	- - -	- - -	62,907 45,272 41,582

Notes:

(1)

Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10 per cent of the total of the annual salary and bonus for any of the above named individuals (the "Named Executive Officers").

(2)

While last year the Corporation disclosed under "2003" options that had been granted in January, 2004, new accounting standards require the Corporation to expense options in the year the grant was made.  Accordingly, this column now shows all options in the actual year of the option grant.

(3)

Amounts in this column include the Corporation's contribution to an employee share purchase plan which was available to all employees of the Corporation up to December 31, 2003.

(4)

Amounts in this column include annual contributions and allocations (including investment returns on notional account balances) to the Corporation's defined contribution pension plan for the year ended December 31, 2004: R.J. Horner $209,867; J.M Beaman $64,866; R. Leverton $75,375; J.E. Armitage $ 77,001 and W.R. Buchhorn $62,907.

Stock Options

The following table sets forth information concerning grants of stock options ("Options") to the Named Executive Officers in respect of the year ended December 31, 2004.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities under Options Granted [1,2] (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) [3]	Expiration Date
R.J. Horner	531,250	32%	4.39	4.36	January 31, 2014
J.M. Beaman	150,000	9%	4.39	4.36	January 31, 2014
R. Leverton	125,000	8%	4.39	4.36	January 31, 2014
J.E. Armitage	112,500	7%	4.39	4.36	January 31, 2014
W. R. Buchhorn	93,750	6%	4.39	4.36	January 31, 2014

Notes:

(1)

Underlying securities are Common Shares of the Corporation.

(2)

One-third of the options become exercisable at the end of each of the first, second and third years following January 31, 2004 unless the market price of the Common Shares exceeds $6.30, at which time all options become exercisable.

(2)

The market value is the 10-day average trading price of the Common Shares on the Toronto Stock Exchange immediately preceding the date of grant.

The following table summarizes for each of the Named Executive Officers the number of Options/Share Appreciation Rights ("SARs") if any, exercised during the year ended December 31, 2004, the aggregate value realized upon exercise, the total number of unexercised Options/SARs, if any, held at December 31, 2004, and the value of such unexercised Options/SARs at the same date.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED

FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name	Securities Exercised (#)	Aggregate Value Realized[1] ($)	Unexercised Options/SARs at December 31, 2004 [1,3] (#)		Value of Unexercised in-the-Money Options/SARs at December 31, 2004[2] ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
R.J. Horner	-	-	934,833	697,917	-	-
J.M. Beaman	-	-	219,000	297,500	-	-
R. Leverton	-	-	222,167	261,833	-	-
J.E. Armitage	-	-	206,500	235,500	-	-
W.R. Buchhron	-	-	109,000	183,250	-	-

Notes:

(1)

The value realized on the exercise of an Option or SAR is equal to the difference between the market value of the relevant underlying security at the time of exercise and the exercise or base price of the Option or SAR.

(2)

The value of the unexercised in-the-money Options/SARs at the year end is the excess, if any, of the market value of the relevant underlying security as at December 31, 2004 (being $3.77 in respect of the Common Shares) over the exercise or base price of the relevant Options or SARs.

(3)

Underlying securities are Common Shares of the Corporation.

Retirement Plans

Each of the Named Executive Officers are members of the defined contribution segment of the Supplemental Retirement Plan for Senior Executives.  During 2004 the Corporation allocated an aggregate of 12 per cent of the executive officer's monthly salary and bonus to individual retirement accounts under the defined contribution segment.  Of this total, seven per cent of the monthly salary and bonus (to a maximum of $12,500) was contributed to the member's account in the defined contribution segment of the salaried retirement plan available to all Canadian employees of the Corporation and the remainder was allocated to a notional account maintained for the member under the Supplemental Retirement Plan. No benefit is payable under the Supplemental Retirement Plan if the member ceases to be employed by the Corporation prior to attaining five years as an executive officer.

Under the defined contribution segment of the Norske Skog Canada Limited Supplemental Retirement Plan for Senior Executives, the amount of bonus recognized in pensionable earnings is limited to 50 per cent of the bonus payment for the year subject to a further limit of 50 per cent of the executive's target bonus. The portion of the bonus that is not recognized due to this latter limit may be carried forward to the immediately following calendar years and applied in years in which the target bonus limit is not reached.

The retirement benefits that become payable under the Norske Skog Canada Limited Supplemental Retirement Plan for Senior Executives are offset by the retirement benefits payable under any other Corporation pension plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Board of directors has determined it is in the best interests of the Corporation to encourage the continuity of senior management under certain circumstances.

The Corporation entered into severance agreements with certain of the Named Executive Officers, which replace previous agreements that expired in July, 2002.  The agreements provide that the Named Executive Officer whose employment is terminated by the Corporation without cause within the period of two years after the date of completion of a "Proposed Transaction" will be entitled to a two-year termination leave.  During this termination leave, he will receive annual salary, bonus under the Corporation's Short Term Incentive Plan and certain of the benefits previously received.  A "Proposed Transaction" means (i) the acquisition by NSI of more than 50% of the outstanding voting shares of the Corporation or the acquisition by an entity other than NSI of more than 35% of the outstanding voting shares of the Corporation; (ii) the acquisition of all or substantially all of the assets of the Corporation; (iii) a merger with one or more other entities that results in a change in the majority of the Board of directors of the Corporation or securities holders of the parties to the merger other than the Corporation holding more than 35%

of the outstanding voting shares of the surviving corporation; or (iv) a merger that has been designated by the directors of the Corporation as a Proposed Transaction.  If the Named Executive Officer secures comparable alternative employment during the termination leave, the Named Executive Officer will receive a lump sum payment equal to one-half of the salary which would otherwise be received during the balance of the termination leave.  In lieu of taking termination leave, the Named Executive Officer may elect to receive a lump sum settlement equal to 80 per cent of the salary which would otherwise be received during the termination leave plus 75 per cent of the Named Executive Officer's target bonus under the Short Term Incentive Plan for the current year.  These severance agreements expire, if a Proposed Transaction has not been completed, on September 30, 2006.

In 2001 the Corporation entered into an agreement, subsequently amended, with each of Mr. Horner and Mr. Leverton that provides for benefits to be paid to such individual in the event his employment terminates following a "Control Change".  A "Control Change" means: (i) the acquisition by NSI of more than 50% of the outstanding voting shares of the Corporation or the acquisition by an entity other than NSI of more than 25% of the outstanding voting shares of the Corporation; (ii) the acquisition of all or substantially all of the assets of the Corporation; (iii) a merger with one or more other entities that results in a change in the majority of the Board of directors of the Corporation or securities holders of the parties to the merger other than the Corporation holding more than 25% of the outstanding voting shares of the surviving corporation; or (iv) a merger that has been designated by the directors of the Corporation as a Proposed Transaction.  The benefits include payment of three times the individual's annual remuneration, being his base salary plus an amount equal to his target bonus for the year, the acceleration of all outstanding stock options, the acceleration of retirement benefits equal to five years' service, and job relocation counselling fees.  These benefits are payable if the individual resigns, in the case of Mr. Horner within one year, and in the case of Mr. Leverton within 90 days, after a Control Change or if, within two years after such Control Change, his employment is terminated without just cause or he terminates his employment for good reason.  Each of these agreements becomes operative if a Control Change occurs prior to October 1, 2006 or such later date as the Corporation may from time to time specify.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Governance and Human Resources Committee monitors, on behalf of the Board of directors, senior executive succession, career development and compensation of executive officers, including the Named Executive Officers.  Each of T.S. Chambers, J.T. Johnstone, V. Lerstad, J. Oksum, W.P. Rosenfeld and T.S. Stephens (who resigned from the Board in August, 2004) were members of the Committee during the year ended December 31, 2004.

REPORT ON EXECUTIVE COMPENSATION

The Governance and Human Resources Committee recommends to the Board of directors the compensation for the executive officers.

Compensation Strategy

The compensation strategy for the Corporation is based on a total compensation philosophy.  Total compensation includes three principal components: base salary, benefits and perquisites; short term incentives payable as an annual cash bonus and intended to focus initiative on annual objectives; and long term incentives granted through the issuance of stock options to encourage the enhancement of shareholder value.

The total compensation strategy is intended to accomplish the following objectives:

  to attract executive officers who have demonstrated superior leadership and management skills;

  to retain the services of valued members of the executive team throughout the normal business cycles typical of resource-based companies;

  to link the personal interests of the executive officers with those of the shareholders; and

  to motivate executive officers to achieve excellence within their respective areas of responsibility.

The Committee believes these objectives will be reached with a total compensation package which corresponds to median levels of compensation prevailing in the marketplace for executive officers occupying similar positions in competing enterprises.  Although target awards under the short and long term incentive plans are aimed at market median levels, actual awards paid to executives vary above and below target levels based upon both individual and corporate performance.

Base Salary, Benefits and Perquisites

Base salary, benefits and perquisites are targeted at the median level of compensation for executive officers in other selected forest products companies of similar size and complexity in Canada.  The Governance and Human Resources Committee receives a report from an independent consultant engaged by management of the Corporation which provides the Committee with information on those levels of compensation.

Each position is assigned a salary range and a benefit and perquisite program which is adjusted to maintain the desired competitive position in the market place.  Salaries, benefits and perquisites are generally reviewed annually and adjustments are made when appropriate.

Short Term Incentive Plan

The Corporation has a short term incentive plan under which executive officers may be paid an annual bonus based upon the achievement of objectively measured corporate objectives and subjectively measured personal objectives.

Membership in the plan is limited to designated individuals and includes the Named Executive Officers.

Annual bonuses that may be awarded under the short term incentive plan can vary from zero to 80% of base salary for participants in the plan, other than the Chief Executive Officer, and zero to 124% of base salary in the case of the Chief Executive Officer.

The Governance and Human Resources Committee determines the amounts of the annual bonuses made under the plan.  For participants in the plan, other than the Chief Executive Officer, one half of the bonus is based upon the achievement of objectively measured corporate objectives and one half of the bonus is based upon the achievement of personal objectives that are agreed to individually by each participant.  In 2004 the corporate objectives included the attainment of a measured improvement in employee safety (10%) and the attainment of a target amount of earnings before interest, taxes, depreciation and amortization ("EBITDA") (40%).  In 2004, partial bonuses were paid to the participants based upon improvements in employee safety.  In addition, a partial bonus was paid based on the attainment of EBITDA which was in excess of a pre-determined threshold target amount.  The Governance and Human Resources Committee determines the bonuses for the attainment of personal objectives on the recommendation of the

Chief Executive Officer.  The bonuses awarded for 2004 to the participants in the plan for the attainment of personal objectives range from 60% to 95% of the maximum bonus available for this criterion.

In addition to the bonuses awarded under the short-term incentive plan, the Governance and Human Resources Committee may also award one time special bonuses to the Named Executive Officers in recognition of the achievement of special results in a fiscal year.  No special bonuses were awarded to the Named Executive Officers in 2004.

The compensation of the Chief Executive Officer is based upon a combination of base salary, a short term incentive plan under which a cash bonus may be awarded and the grant of stock options under the Corporation's stock option plan.  The base salary of the Chief Executive Officer is targeted at the median of the salaries paid to chief executive officers of companies engaged in the forest products industry in Canada.  The ranges of these salaries are determined from a report of an independent compensation consultant engaged by the Corporation.  The short-term incentive plan is based upon the attainment of objectively measured corporate objectives and the achievement of personal objectives.  These objectives are each determined by the Governance and Human Resources Committee, in consultation with the Chief Executive Officer, before the commencement of each fiscal year of the Corporation.  In 2004, the relative weighting of the objectives for the Chief Executive Officer in that fiscal year were: improvement in the health and safety performance of the employees of the Corporation - 10%; attainment of a target amount of EBITDA - 60%; and attainment of personal objectives - 30%.  The personal objectives emphasized leadership and initiative in matters agreed to between the Governance and Human Resources Committee and the Chief Executive Officer.  The bonus awarded to the Chief Executive Officer for 2004 recognized certain achievements in respect of the health and safety performance of the Corporation and the attainment of EBITDA, which was in excess of a pre-determined threshold target amount  The bonus also included recognition of the attainment of the agreed upon personal objectives.

Long Term Incentives Plan - Stock Option Plan

To provide a longer term incentive to executives, the Corporation has a stock option plan (the "Plan").  Individual executives are eligible for option grants annually, with a notional value that corresponds to a target percentage of the executive's salary.  The target percentage of salary is determined annually by the Governance and Human Resources Committee to maintain market median total compensation levels for executives.  The notional value of the options granted is 150 per cent of annual salary for the Chief Executive Officer and 50 per cent to 75 per cent for other executives.  The notional value of the options is established by an external, independent specialist using a modified form of the "Black - Scholes" option valuation methodology.

The Plan provides for grants of options to acquire Common Shares of the Corporation to directors and employees of the Corporation and its subsidiaries in such numbers as the Governance and Human Resources Committee determines from time to time.  In 2004, shareholders of the Corporation approved the granting of options for up to 10,000,000 Common Shares, representing 4.6% of the issued and outstanding Common Shares.  Options to purchase a total of 8,554,000 Common Shares are currently outstanding under the Plan.

The maximum term of all stock options is 10 years, although the Governance and Human Resources Committee may provide for a shorter term in its discretion.  The exercise price of the options is based on the 10-day average trading value of the Common Shares on the Toronto Stock Exchange immediately preceding the date of grant.  The vesting of the options is determined by the Committee at the time of the grant; however most options become exercisable as to one-third on or after the first, second and third anniversary of the date of grant, and become immediately exercisable if a predetermined share price hurdle is exceeded.  The share price hurdle is based on a benchmark compound annual growth rate calculated over the life of the options, as established by the Committee at the time of grant.

The Plan provides that no option will be granted if the aggregate number of Common Shares reserved for issuance pursuant to those options and any other stock options granted by the Corporation to any one person would exceed 5% or, in the case of insiders, would exceed 10%, of all of the outstanding Common Shares.  Options are not assignable or transferable, although if an option holder dies, his or her legal personal representative may exercise the option in accordance with the terms of the Plan.

The restrictions and conditions applicable to the options in the event that an employee ceases to be associated with the Corporation is determined by the Governance and Human Resources Committee at the time of the option grant.  Generally, however, options are granted on the basis that:

(a)

if an option holder dies, vested options must be exercised by his or her personal representatives no later than the later of:

(i)

90 days after the earlier of the date of the grant of probate of the estate and the first anniversary of the date of death; and

(ii)

90 days after the end of the fiscal year of the Corporation in which the death occurred;

(b)

if an option holder retires or becomes permanently disabled, vested options must be exercised no later than the earlier of:

(i)

90 days after the end of the fiscal year of the Corporation in which the option holder retired or became disabled; and

(ii)

the end of the options' term;

(c)

if an option holder's employment is terminated either voluntarily or without cause, vested options must be exercised within 30 days after the date of termination of employment; and

(d)

if an option holder's employment is terminated for cause, all options terminate immediately.

The Governance and Human Resources Committee may at any time terminate the Plan or make such amendments to the Plan as it considers advisable, subject to applicable legislation and any required regulatory or shareholder approval and the rules of any stock exchange on which the Common Shares are listed.

Report submitted by:

J.T. Johnstone, Chairman of the Governance and Human Resources Committee

T.S. Chambers
G. Collins
V. Lerstad
J. Oksum
W.P. Rosenfeld

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return from an investment in Common Shares of the Corporation made on June 30, 2000 with the cumulative total return of a similar investment in the group of companies in the TSE 300 Index and the TSE Paper & Forest Products Index.

	Jun 30 - 00	Dec 31 - 2000	Dec 31 - 2001	Dec 31 - 2002	Dec 31 - 2003	Dec 31 - 2004
NSCL	100.0	111.8	131.0	105.0	80.3	72.6
S&P / TSX	100.0	88.1	77.1	67.6	85.0	96.9
TSX Paper and Forest	100.0	98.8	107.5	111.0	108.8	107.7

COMPENSATION OF DIRECTORS

The Chairman of the Board receives an annual retainer of $110,000 and the Deputy Chair receives an annual retainer of $55,000.  All of the other directors receive an annual retainer of $25,000 except that no director who is an executive officer of the Corporation receives any additional compensation for his activities as a director.

In addition to the annual retainer, each director is paid $1,500 for each Board meeting attended.  (The fee for Board meetings held by telephone is $750.)  Directors acting on committees of the Board (other than chairs of committees) receive an additional annual retainer of $3,000.  Chairs of the Governance and Human Resources and the Environmental, Health and Safety Committees receive an additional annual retainer of $5,000 and the Chair of the Audit Committee receives an additional annual retainer of $10,000.  In addition, directors are paid $1,200 for each committee meeting they attend. Directors are also reimbursed for their reasonable expenses in connection with such meetings.

Directors may choose to convert all or part of their compensation into deferred stock units ("DSUs").  The number of DSUs granted to a director is equal to the elected amount of the compensation divided by the weighted average price of the Corporation's Common Shares on the Toronto Stock Exchange over the ten days prior to the calculation date.  The value of the DSUs is payable by the Corporation to a director upon the director's departure from the Board and is equal to the number of DSUs held by the director multiplied by the weighted average price of the Common Shares on the Toronto Stock Exchange over the ten days prior to the relevant calculation date.  All amounts are paid in cash, subject to statutory withholdings.  A director may change his or her DSU election prior to the commencement of each calendar year.

The following directors have elected to receive all or a portion of their compensation in DSU's:

Director	Number of DSU's Held as at December 31, 2004	Percentage of Compensation as DSU's
T.S. Chambers	20,903	100%
J.T. Johnstone	41,874	100%
H.N. Kvisle	31,631	100%
R.K. Purchase	20,573	50%
W.P. Rosenfeld	35,612	75%

Although directors were previously eligible for a stock option grant, the Corporation has discontinued this practice.  Directors are now eligible for an annual grant of Deferred Share Units. In 2004, the annual grant for each director had a value at the time of the grant of $12,600.  In 2005, the annual grant for each director is as follows:

Position	DSU Value at the time of grant
Chair	$62,600
Deputy Chair	48,800
Director	35,000

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation has purchased primary and excess directors' and officers' liability insurance policies for the benefit of the directors and executive officers of the Corporation and its subsidiaries against any liability, including legal costs, incurred by them in their capacity as directors or executive officers of the Corporation and its subsidiaries, subject to all of the terms and conditions of such policies.   The aggregate amount of premiums in the year ended December 31, 2004 paid by the Corporation in respect of directors and executive officers as a group was approximately $393,000.  The total limit of insurance purchased for all directors and executive officers was $75 million per loss and in annual aggregate.  There is no deductible for claims made against individual directors and executive officers.  The Corporation is an insured entity under the program against liability arising from (a) securities claims (b) oppressive conduct claims and (c) Canadian pollution claims.  The deductible for claims made against the Corporation is $250,000.

APPROVAL OF THIS MANAGEMENT PROXY CIRCULAR

The contents and the sending of this Management Proxy Circular have been approved by the directors of the Corporation.

By order of the Board

(signed) Valerie Seager

Corporate Secretary

SCHEDULE A

SPECIAL RESOLUTION

Norske Skog Canada Limited

RECITALS:

A.

It is deemed appropriate to change the Corporation's name to "Catalyst Paper Corporation".

RESOLVED, as a special resolution that:

1.

the Corporation shall, in accordance with section 173(1) of the Canada Business Corporations Act (the "Act"), amend its articles to change its current name to "Catalyst Paper Corporation";

2.

the Corporation is authorized and instructed to file articles of amendment and request a certificate of amendment under the Act, in order to give effect to this special resolution;

3.

notwithstanding the adoption of this special resolution by the Corporation's shareholders, the directors of the Corporation may, pursuant to section 173(2) of the Act, revoke this special resolution before it is acted upon, without further approval by the shareholders of the Corporation; and

4.

any one director or officer of the Corporation is authorized on behalf of the Corporation to make all arrangements, do all acts and things and to sign and execute all documents and instruments in writing (including the articles of amendment prescribed under the Act), whether under the corporate seal of the Corporation or otherwise, as may be considered necessary or advisable to give full force and effect to the foregoing.

EXHIBIT 2

NORSKE SKOG CANADA LIMITED

PROXY
SPECIAL MEETING
OCTOBER 3, 2005

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF NORSKE SKOG CANADA LIMITED

The undersigned shareholder of Norske Skog Canada Limited (the "Corporation"), hereby appoints Russell J. Horner of Vancouver, British Columbia or failing him, Ralph Leverton of Vancouver, British Columbia, or instead of either individual, of

,                                        with full power of substitution as the nominee of the undersigned to attend, act and vote for and on behalf of the undersigned at the Special Meeting of the Corporation to be held on October 3, 2005 and at any adjournments thereof.  The undersigned specifies that with respect to the matter listed below, the shares registered in the name of the undersigned shall on a poll or ballot be voted for or against as so specified below.

To approve the special resolution authorizing the change of name of the Corporation from Norske Skog Canada Limited to "Catalyst Paper Corporation", as more fully described in the attached management information circular.

Vote For [ ]	Vote Against [ ]

With respect to any amendment or variations to the matters listed above or identified in the Notice of Special Meeting and any other matters which may properly come before the Special Meeting, the undersigned confers discretionary authority on the person voting on behalf of the undersigned to vote in accordance with the best judgment of that person.

DATED the                        day of                                , 2005.

                                                                                                                                                                    Signature of Shareholder

NOTES:

1.

This proxy form must be signed and dated in the space set forth above by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer, or attorney thereof.  If this proxy form is not dated in the space set forth above, it will be deemed to bear the date on which it was mailed by management of the Corporation, who are making the solicitation of this proxy form.

2.

Proxies must be delivered to the Corporation's head office, 16th  Floor, 250 Howe Street, Vancouver, British Columbia V6C 3R8 or to the Corporation, c/o Proxy Department, CIBC Mellon Trust Company, PO Box 12005 STN BRM B, Toronto, Ontario, M7Y 2K5, in either case prior to 2:00 p.m. Vancouver time on September 30, 2005.  A self-addressed envelope is enclosed.

3.

Your name and address are recorded as shown on the back hereof.  If incorrect, please correct.

EXHIBIT 3

NORSKE SKOG CANADA LIMITED

VOTING INSTRUCTION FORM
SPECIAL MEETING
OCTOBER 3, 2005

THIS VOTING INSTRUCTION IS SOLICITED BY
THE MANAGEMENT OF NORSKE SKOG CANADA LIMITED

The undersigned shareholder of Norske Skog Canada Limited (the "Corporation"), hereby appoints Russell J. Horner of Vancouver, British Columbia or failing him, Ralph Leverton of Vancouver, British Columbia, or instead of either individual, of

                                    , with full power of substitution as the nominee of the undersigned to attend, act and vote for and on behalf of the undersigned at the Special Meeting of the Corporation to be held on October 3, 2005 and at any adjournments thereof.  The undersigned specifies that with respect to the matter listed below, the shares registered in the name of the undersigned shall on a poll or ballot be voted for or against as so specified below.

To approve the special resolution authorizing the change of name of the Corporation from Norske Skog Canada Limited to "Catalyst Paper Corporation", as more fully described in the attached management information circular.

Vote For [ ]	Vote Against [ ]

With respect to any amendment or variations to the matters listed above or identified in the Notice of Special Meeting and any other matters which may properly come before the Special Meeting, the undersigned confers discretionary authority on the person voting on behalf of the undersigned to vote in accordance with the best judgment of that person.

DATED the                    day of                         , 2005.

                                                                                                                                      Signature of Shareholder

NOTES:

1.

This form must be signed and dated in the space set forth above by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer, or attorney thereof.  If this form is not dated in the space set forth above, it will be deemed to bear the date on which it was mailed by management of the Corporation, who are making the solicitation of this form.

2.

This form must be delivered to the Corporation's head office, 16th  Floor, 250 Howe Street, Vancouver, British Columbia V6C 3R8 or to the Corporation, c/o Proxy Department, CIBC Mellon Trust Company, PO Box 12005 STN BRM B, Toronto, Ontario, M7Y 2K5, in either case prior to 2:00 p.m. Vancouver time on September 30, 2005.  A self-addressed envelope is enclosed.

3.

Your name and address are recorded as shown on the back hereof.  If incorrect, please correct.